Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Global Head of Regulatory Operations

By Electronic Mail

March 5, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 5, 2024, The Nasdaq Stock Market (the "Exchange") received from AstraZeneca Finance LLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> 4.800% Notes due 2027 (and the guarantee of AstraZeneca PLC related thereto)
> 4.850% Notes due 2029 (and the guarantee of AstraZeneca PLC related thereto)
> 4.900% Notes due 2031 (and the guarantee of AstraZeneca PLC related thereto)
> 5.000% Notes due 2034 (and the guarantee of AstraZeneca PLC related thereto)

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi